787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 18, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 825

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 825 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust:

iShares 2023 Investment Grade Corporate Multi-sector Bond ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund is a fund of funds and seeks its investment objective by investing primarily in the securities of the underlying funds (“Underlying Funds”), that themselves seek investment results corresponding to their own underlying indexes. The Fund invests in a combination of Underlying Funds (primarily consisting of other iShares funds) and may also invest in other exchange-traded funds (“ETFs”), U.S. government securities, short-term paper, futures contracts, options on futures contracts, options, swaps, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates (“BlackRock Cash Funds”).

The Fund is a term fund that will terminate on or about March 31, 2023, at which time it will distribute its remaining net assets to shareholders. The Underlying Index is composed of U.S.

dollar-denominated, taxable, investment-grade corporate bonds scheduled to mature after March 31, 2022 and before April 1, 2023.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 801 filed pursuant to Rule 485(a)(1) on December 27, 2012.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 801, filed pursuant to Rule 485(a)(1) on December 27, 2012, relating to the iShares 2018 Investment Grade Corporate Bond ETF.

In the Prospectus:

“Portfolio Holdings Information,” “Management - Investment Adviser,” “Management — Administrator, Custodian and Transfer Agent,” “Management — Conflicts of Interest,” “Shareholder Information — Buying and Selling Shares,” “Shareholder Information — Book Entry,” “Shareholder Information — Share Prices,” “Shareholder Information — Dividends and Distributions,” “Shareholder Information - Taxes,” “Shareholder Information - Taxes on Distribution,” “Shareholder Information — Taxes When Shares Are Sold,” “Shareholder Information — Creations and Redemptions,” “Shareholder Information — Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services — Investment Adviser,” “Investment Advisory, Administrative and Distribution Services — Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services — Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services — Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services — Distributor,” “Investment Advisory, Administrative and Distribution Services — Financial Intermediary Compensation,” “Additional Information Concerning the Trust — Termination of the Trust or the Fund,” “Additional Information Concerning the Trust - DTC as Securities Depository for Shares of the Fund,” “Financial Statements” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola

P. Jay Spinola

cc:	Ed Baer, Esq.
Katherine Drury

Michael Gung

Joel Whipple

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).